[LETTERHEAD OF INVESTORS PARTNER LIFE INSURANCE COMPANY]



                                              May 24, 2000


Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549



         RE:      Investors Partner Life Insurance Company
                  Separate Account IPL-1
                  Investors Partner Survivorship Variable Life Policy File No. 333-96247
                  CIK No. 0001076645
                  Withdrawal of Registration Statement on Form S-6 (Accession No. 0001021408-00-000526)


Commissioners:

         On behalf of Separate Account IPL-1, Investors Partner Life Insurance Company (the "Company") hereby applies, pursuant to Rule 477 under the Securities Act of 1933, for withdrawal of the registration statement filed on February 7, 2000 (the "Registration Statement") (Accession No.
0001021408-00-000526).

         The Company determined that it would be in its best interest not to devote the resources necessary to develop the Investors Partner Survivorship Variable Life Policy. On the basis of the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.


                                            Sincerely,

                                            /s/ RONALD J. BOCAGE
                                            --------------------
                                            Ronald J. Bocage
                                            Director